UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2022
Commission File Number: 001-40850
Exscientia plc
(Translation of registrant’s name into English)
The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:        ☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On September 13, 2022, Exscientia plc (the “Company”) was notified by Andrew Hopkins, the Company’s Chief Executive Officer, that he purchased a total of 26,300 American Depositary Shares, or ADSs, of the Company in open market transactions on September 12 and 13, 2022, at an average price of approximately $9.75 per ADS.
Following the open market purchases described above, Dr. Hopkins is the beneficial owner of 26,300 ADSs and 19,098,600 ordinary shares, consisting of 26,300 ADSs and 16,500,000 ordinary shares held by Dr. Hopkins, 498,600 ordinary shares held by his spouse, Iva Hopkins Navratilova, and 2,100,000 ordinary shares held in trust by the Nia Hopkins Charitable Trust.

The information in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-260315).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC
Date:	September 13, 2022	By:	/s/ Andrew Hopkins
			Name:	Andrew Hopkins
			Title:	Chief Executive Officer